10029077

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section

MAR 03 2010

Washington, DC 104

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-65902

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities and Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

Silver Leaf Partners, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

420 Lexington Avenue
(No. and Street)

New York	NY	10170-2200
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kevin Meehan (212) 632-8423
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BBD, LLP
(Name – *if individual, state last, first, middle name*)

1835 Market Street, 26th Floor	Philadelphia	PA	19103
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kevin Meehan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Silver Leaf Partners, LLC, as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

MOHAMED G. MANSOUR
Notary Public, State of New York
No. 01MA6147142
Qualified in Queens County
COMMISSION EXPIRES 05/30/2010
02-26-2010

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A Copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

[redacted]

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

To the Members
Silver Leaf Partners, LLC

We have audited the accompanying statement of financial condition of Silver Leaf Partners, LLC as of December 31, 2009, and the related statements of income, changes in ownership equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Silver Leaf Partners, LLC as of December 31, 2009, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Pages 3, 4 and 7 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

BBD, LLP

Philadelphia, Pennsylvania
February 26, 2010

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Silver Leaf Partners, LLC 1 | N 3 | 100

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 12/31/09 [99]
SEC FILE NO. 8-65902 [98]
Consolidated [198]
Unconsolidated X [199]

ASSETS

		Allowable		Non-Allowable		Total	
1.	Cash	$ 177,373	200			$ 177,373	750
2.	Receivables from brokers or dealers:						
	A. Clearance account	3 218,321	295				
	B. Other	149,906	300	$	550	368,227	810
3.	Receivables from non-customers		355		600	7	830
4.	Securities and spot commodities owned, at market value:						
	A. Exempted securities		418				
	B. Debt securities		419				
	C. Options		420				
	D. Other securities		424				
	E. Spot commodities	4	430				850
5.	Securities and/or other investments not readily marketable:						
	A. At cost 2 $						
	B. At estimated fair value		440		610		860
6.	Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:		460		630		880
	A. Exempted securities $						
	B. Other securities $						
7.	Secured demand notes market value of collateral:		470		640		890
	A. Exempted securities $						
	B. Other securities $						
8.	Memberships in exchanges:						
	A. Owned, at market $						
	B. Owned, at cost				650		
	C. Contributed for use of the company, at market value			6	660		900
9.	Investments in and receivables from affiliates, subsidiaries and associates partnerships		480		670		910
10.	Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization		490	4,536	680	4,536	920
11.	Other assets		535	25,974	735	25,974	930
12.	**TOTAL ASSETS**	5 $ 545,600	540	$ 30,510	740	$ 576,110	940

OMIT PENNIES

See accompanying notes

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Silver Leaf Partners, LLC as of 12/31/09

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities		Non-A.I. Liabilities		Total	
13. Bank loans payable	$	1045	$	1255 13	$	1470
14. Payable to brokers or dealers:						
A. Clearance account	10	1114		1315		1560
B. Other		1115		1305		1540
15. Payable to non-customers		1155		1355		1610
16. Securities sold not yet purchased, at market value				1360		1620
17. Accounts payable, accrued liabilities, expenses and other	191,393	1205		1385	191,393	1685
18. Notes and mortgages payable:						
A. Unsecured		1210	12		14	1690
B. Secured		1211		1390		1700
19. Liabilities subordinated to claims of general creditors:						
A. Cash borrowings				1400		1710
1. from outsiders 9 $						
2. Includes equity subordination (15c3-1(d)) of ...... $						
B. Securities borrowings, at market value from outsiders $				1410		1720
C. Pursuant to secured demand note collateral agreements				1420		1730
1. from outsiders $						
2. Includes equity subordination (15c3-1(d)) of ...... $						
D. Exchange memberships contributed for use of company, at market value				1430		1740
E. Accounts and other borrowings not qualified for net capital purposes		1220		1440		1750
20. TOTAL LIABILITIES	$ 191,393	1230	$	1450	$ 191,393	1760

Ownership Equity

21. Sole proprietorship	15	$	1770
22. Partnership (limited partners 11 $ [1020])			1780
23. Corporation:			
A. Preferred stock			1791
B. Common stock - without par value; 10,000 shares authorized, issued and outstanding		300,500	1792
C. Additional paid-in capital		150,000	1793
D. Retained earnings		(65,783)	1794
E. Total		384,717	1795
F. Less capital stock in treasury	16	( )	1796
24. TOTAL OWNERSHIP EQUITY		$ 384,717	1800
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY		$ 576,110	1810

OMIT PENNIES

See accompanying notes

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Silver Leaf Partners, LLC as of 12/31/09

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition			$	384,717	3480
2.	Deduct ownership equity not allowable for Net Capital (19)				( )	3490
3.	Total ownership equity qualified for Net Capital				384,717	3500
4.	Add:					
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital					3520
	B. Other (deductions) or allowable credits (List)					3525
5.	Total capital and allowable subordinated liabilities			$	384,717	3530
6.	Deductions and/or charges: (17)					
	A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)	$ 30,510	3540			
	B. Secured demand note deficiency		3590			
	C. Commodity futures contracts and spot commodities- proprietary capital charges		3600			
	D. Other deductions and/or charges		3610		(30,510)	3620
7.	Other additions and/or allowable credits (List)					3630
8.	Net capital before haircuts on securities positions (20)			$	354,207	3640
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)):					
	A. Contractual securities commitments	$	3660			
	B. Subordinated securities borrowings		3670			
	C. Trading and investment securities:					
	1. Exempted securities (18)		3735			
	2. Debt securities		3733			
	3. Options		3730			
	4. Other securities		3734			
	D. Undue Concentration		3650			
	E. Other (List)		3736		( )	3740
10.	Net Capital			$	354,207	3750

OMIT PENNIES

There is no difference between the audited Computation of Net Capital included above and the corresponding schedule included in the Company's unaudited December 31, 2009 Form X-17A-5 Part IIA filing.

See accompanying notes

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Silver Leaf Partners, LLC as of 12/31/09

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 18)	$ 12,760	3756
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$ 5,000	3758
13.	Net capital requirement (greater of line 11 or 12)	$ 12,760	3760
14.	Excess net capital (line 10 less 13)	$ 341,447	3770
15	Excess net capital at 100% (line 10 less 10% of line 18) 22	$ 335,068	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition			$ 191,393	3790
17.	Add:				
	A. Drafts for immediate credit 21	$	3800		
	B. Market value of securities borrowed for which no equivalent value is paid or credited	$	3810		
	C. Other unrecorded amounts (List)	$	3820	$	3838
18.	Total aggregate indebtedness			$ 191,393	3840
19.	Percentage of aggregate indebtedness to net capital (line 18 ÷ by line 10)			% 54.03	3750
20.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)			%	3760

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

21.	2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$	3870
22.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) 23	$	3880
23.	Net capital requirement (greater of line 21 or 22)	$	3760
24.	Excess net capital (line 10 less 23)	$	3910
25.	Net capital in excess of: 5% of combined aggregate debit items or $120,000	$	3920

OMIT PENNIES

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

See accompanying notes

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Silver Leaf Partners, LLC

For the period (MMDDYY) from 24	01/01/09	3932	to 12/31/09	3933
Number of months included in this statement	12			3931

COMPUTATION OF NET INCOME (LOSS)

REVENUE

1.	Commissions:			
	a. Commissions on transactions in exchange listed equity securities executed on an exchange	$	918,061	3935
	b. Commissions on listed option transactions	25	277,533	3938
	c. All other securities commissions		3,152	3939
	d. Total securities commissions		1,198,746	3940
2.	Gains or losses on firm securities trading accounts			
	a. From market making in options on a national securities exchange			3945
	b. From all other trading			3949
	c. Total gain (loss)			3950
3.	Gains or losses on firm securities investment accounts			3952
4.	Profit (loss) from underwriting and selling groups	26		3955
5.	Revenue from sale of investment company shares			3970
6.	Commodities revenue			3990
7.	Fees for account supervision, investment advisory and administrative services		235,896	3975
8.	Other revenue		35,138	3995
9.	Total revenue		1,469,780	4030

EXPENSES

10.	Salaries and other employment costs for general partners and voting stockholder officers			$	254,000	4120
11.	Other employee compensation and benefits			27	509,720	4115
12.	Commissions paid to other broker-dealers				356,220	4140
13.	Interest expense					4075
	a. Includes interest on accounts subject to subordination agreements		4070			
14.	Regulatory fees and expenses				18,938	4195
15.	Other expenses				319,229	4100
16.	Total expenses			$	1,458,107	4200

NET INCOME

17.	Net income (loss) before Federal income taxes and items below (Item 9 less Item 16)			$	11,673	4210
18.	Provision for Federal income taxes (for parent only)			28		4220
19	Equity in earnings (losses) of unconsolidated subsidiaries not included above					4222
	a. After Federal income taxes of		4238			
20.	Extraordinary gains (losses)					4224
	a. After Federal income taxes of		4239			
21.	Cumulative effect of changes in accounting principles					4225
22.	Net income (loss) after Federal income taxes and extraordinary items			$	11,673	4230

MONTHLY INCOME

23.	Income (current month only) before provision for Federal income taxes and extraordinary items	$	2,930	4211

See accompanying notes

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Silver Leaf Partners, LLC

For the period (MMDDYY) from 01/01/09 to 12/31/09

STATEMENT OF CHANGES IN OWNERSHIP EQUITY (SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1.	Balance, beginning of period			$ 273,044	4240
	A. Net income (loss)			11,673	4250
	B. Additions (includes non-conforming capital of	29	4262)	100,000	4260
	C. After Federal income taxes of		4272)		4270
2.	Balance, end of period (From item 1800)			$ 384,717	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

3.	Balance, beginning of period	30	$	4300
	A. Increases			4310
	B. Decreases			4320
4.	Balance, end of period (From item 3520)		$	4330

OMIT PENNIES

See accompanying notes

BROKER OR DEALER Silver Leaf Partners, LLC as of 12/31/09

Exemptive Provision Under Rule 15c3-3

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)
  - A. (k) (1)—$2,500 capital category as per Rule 15c3-1 .... [4550]
  - B. (k) (2)(A)—"Special Account for the Exclusive Benefit of customers" maintained .... [4560]
  - C. (k) (2)(B)—All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm 31 Jefferies & Company [4335] X [4570]
  - D. (k) (3)—Exempted by order of the Commission .... [4580]

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

	Type of Proposed withdrawal or Accrual See below for code to enter	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (yes or no)
32	4600	4601	4602	4603	4604	4605
33	4610	4611	4612	4613	4614	4615
34	4620	4621	4622	4623	4624	4625
35	4630	4631	4632	4633	4634	4635
36	4640	4641	4642	4643	4644	4645
37	4650	4651	4652	4653	4654	4655
38	4660	4661	4662	4663	4664	4665
39	4670	4671	4672	4673	4674	4675
40	4680	4681	4682	4683	4684	4685
41	4690	4691	4692	4693	4694	4695

TOTAL $ 42 [4699]
OMIT PENNIES

Instructions: Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

WITHDRAWAL CODE:	DESCRIPTION
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals
4.	15c3-1(c)(2)(iv) Liabilities

See accompanying notes

SILVER LEAF PARTNERS, LLC

STATEMENT OF CASH FLOWS

Year ended December 31, 2009

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 11,673
Adjustments to reconcile net income to net cash used for operating activities	
Depreciation	5,296
(Increase) decrease in	
Receivables from brokers or dealers	(128,339)
Other assets	(3,828)
Increase (decrease) in	
Accounts payable and accrued expenses	104,695
Net cash used for operating activities	(10,503)
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of equipment	(4,367)
CASH FLOWS FROM FINANCING ACTIVITIES	
Members' capital contributions	100,000
Net decrease in cash and cash equivalents	85,130
CASH	
Beginning of year	92,243
End of year	$ 177,373

See accompanying notes

(1) ORGANIZATION AND NATURE OF BUSINESS

Silver Leaf Partners, LLC (the ***"Company"***), a New York Limited Liability Company, is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA). The Company clears its securities transactions on a fully disclosed basis with a clearing broker. The Company's effective date of organization was January 15, 2003. The effective date of the Company's registration as a broker-dealer was September 23, 2003.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Securities Transactions

Securities transactions (and related commissions, revenue and expenses) are recorded on a trade date basis. Realized gains and losses from securities transactions, if any, are reported on the basis of identified cost.

Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company has elected Partnership status for federal and state tax purposes whereby taxable income is reported by the Company's members.

Effective January 1, 2009, the Company adopted the provisions of FASB Accounting Standards Codification 740-10, *"Accounting for Uncertainty in Income Taxes"* (***"ASC 740-10"***). ASC 740-10 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements by prescribing a recognition threshold and measurement attributes for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. ASC 740-10 also provides guidance on derecognition, classification, interest and penalties, accounting for interim periods, disclosure and transition. It is the Company's policy to record interest and penalties related to uncertain income tax positions, if any, as a component of income tax expense. Prior to adopting ASC 740-10, the Company used the guidance provided in ASC 450 (*"Accounting for Contingencies"*). The adoption of ASC 740-10 had no effect on the financial statements of the Company.

As of December 31, 2009, the Company had no uncertain tax positions that would require recognition or disclosure in the financial statements. The Company files U.S. and New York income tax returns. Returns for the years ended December 31, 2006 to 2009 remain open for audit.

Depreciation

Depreciation is provided on a straight-line basis using estimated useful lives of two to five years.

(3) LEASE COMMITMENTS

The Company leases office space under a three-year lease which expired in September 2009. Under the terms of this lease, the Company had the option to extend the lease for 12 months which it exercised. The extended term expires in September 2010. This lease requires the Company to pay their proportionate share of real estate taxes. Rent expense for the year ended December 31, 2009 was $162,149.

(4) CONTINGENCIES AND COMMITMENTS

The Company has a clearing agreement with its clearing broker, Jefferies & Company, Inc. (the ***"Clearing Broker"***). The agreement provides that certain minimum capital balances must be maintained while the Company's customer accounts are being introduced to and cleared by the Clearing Broker on a fully disclosed basis. In connection with this agreement, the Company is contingently liable to the Clearing Broker in the event of nonperformance by its introduced customers. It is the Company's policy to continuously monitor its exposure to these risks.

(5) REGULATORY REQUIREMENTS

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934 (reserve requirements for brokers and dealers) in that the Company does not hold funds or securities for customers. All customer transactions are cleared through another broker-dealer on a fully-disclosed basis.

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined, equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2009, the Company had net capital of $354,207 and net capital requirements of $12,760. The percentage of aggregate indebtedness to net capital was 54.03%. These net capital requirements may effectively restrict the Company's ability to make distributions to its members.

(6) SIGNIFICANT CONCENTRATION OF CREDIT RISK

The Company's brokerage accounts, which at December 31, 2009 amounted to $218,321, are maintained at its Clearing Broker.

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash. The Company deposits its cash with its bank, which is a high credit, quality financial institution. At times, these deposits may be in excess of the FDIC insurance limit or not covered by the FDIC.

(7) SUBSEQUENT EVENTS

In May 2009, the FASB established standards related to accounting for, and disclosure of, events that occur after the balance sheet date, but before financial statements are issued or are available to be issued. We have adopted the provisions of this new authoritative guidance, which became effective for interim and annual reporting periods ending after June 15, 2009. Subsequent events have been evaluated through the date and time the financial statements were issued on February 26, 2010. No material subsequent events have occurred since December 31, 2009 that required recognition or disclosure in our current period financial statements.

[redacted]

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Members
Silver Leaf Partners, LLC

In planning and performing our audit of the financial statements of Silver Leaf Partners, LLC (the ***"Company"***), as of and for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (***"SEC"***), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13;

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining effective internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors and fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in the Company's internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

BDO, LLP

Philadelphia, Pennsylvania
February 26, 2010

[redacted]

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Members of
Silver Leaf Partners, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (***"SIPC"***) for the period April 1, 2009 through December 31, 2009, which were agreed to by Silver Leaf Partners, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Silver Leaf Partners, LLC's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Silver Leaf Partners, LLC's management is responsible for Silver Leaf Partners, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement entries from checking account statements noting no differences;

2. Compared the amounts for the period April 1, 2009 through December 31, 2009 included in the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2009, with the amounts reported in Form SIPC-7T for the period April 1, 2009 through December 31, 2009 noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

BDO, LLP

Philadelphia, Pennsylvania
February 26, 2010

SILVER LEAF PARTNERS, LLC

SCHEDULE OF ASSESSMENT AND PAYMENTS TO THE SECURITIES INVESTOR PROTECTION CORPORATION

Nine months ended December 31, 2009

Period Covered	Date Paid	Amount
General assessment reconciliation for the period April 1, 2009 to December 31, 2009		$ 1,773.06
Payment schedule:		
SIPC-4 assessment	12/29/08	150.00
SIPC-6	7/28/09	702.16
SIPC-7T	2/22/10	1,070.90
Balance due		$ -

SILVER LEAF PARTNERS, LLC

ANNUAL AUDITED REPORT

FORM X-17A-5

DECEMBER 31, 2009